SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of December 2015

Commission File Number: 001-14014

CREDICORP LTD.

(Translation of registrant’s name into English))

Clarendon House

Church Street

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F☐

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Lima, December 30th, 2015

SUPERINTENDENCIA DEL MERCADO DE VALORES - SMV

Re.: MATERIAL EVENT

Dear Sirs:

In accordance with Regulations for Material Events and Restricted Information approved by SMV Resolution N° 005-2014-SMV-01, Credicorp Ltd. complies with notifying you of the following Material Event:

In its session held on December 30th, 2015, Credicorp’s Executive Committee of the Board of Directors unanimously agreed to rearrange its organizational structure in Bolivia to efficiently manage Credicorp’s investments in this country. As such, the Executive Committee approved that:

1.	Banco de Credito del Peru (BCP) will transfer its total 14,121 shares in Banco de Credito de Bolivia S.A. (BCB) to Inversiones Credicorp Bolivia S.A. (ICBSA), an indirectly wholly-owned subsidiary of Credicorp Ltd., at a price to be determined by BCP’s CEO and Credicorp’s Executive Committee. This transfer is subject to prior approval from the Financial System Supervisory Authority (ASFI) of Bolivia.

2.	Grupo Credito S.A., a subsidiary of Credicorp Ltd., will make a capital contribution in Bolivianos equivalent to US$ 163 million to ICBSA to acquire BCP’s total shares in BCB.

Subsequently, ICBSA will become the sole holding of Credicorp’s operating companies in Bolivia.

The following charts show the “ex-ante” and “ex-post” organizational structure for the companies subject to the aforementioned rearrangement.

The information in this Form 6-K (including any exhibit hereto) shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

Sincerely,

/s/ Guillermo Morales

Stock Market Representative

Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 30th, 2015
CREDICORP LTD. (Registrant)

	By:	/s/ Guillermo Morales
Guillermo Morales
Authorized Representative